Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2015 AND 2014

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its main subsidiary, Acasti Pharma Inc. (”Acasti”), for the three-month and nine-month periods ended November 30, 2015 and 2014. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2015 and 2014. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and nine-month periods ended November 30, 2015 and 2014 is based on the consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on January 12, 2016. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes with regards to the “Off Balance Sheet Arrangements and Contractual Obligations”, “Contingencies”, “Critical Accounting Policies and Estimates”, “Use of Estimates and Judgment”, “Change in Accounting Policies and Future Accounting Changes”, “Financial Instruments” and “Risks and Uncertainties” to those outlined in the Corporation’s 2015 annual MD&A as filed with securities regulatory authorities on May 27, 2015. As such, they are not repeated herein. The information in this MD&A is current as of January 12, 2016.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Information disclosed in this report has been limited to what Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net (loss) income, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net (loss) income to Adjusted EBITDA is presented later in this document.

BUSINESS OVERVIEW

Production Facility Operations

All viscosity and production concerns at Neptune’s Sherbrooke plant are successfully resolved and the effective capacity now surpasses the original 150 metric ton annual target. Product specifications and material handling characteristics are fully in-line with both customers and Neptune’s expectations. Neptune is increasing its sales efforts to ensure customer demand matches plant output going forward.

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures. As Neptune drives productivity efficiencies throughout the business, it should result in a strengthening of the financial results going forward. To date, Neptune has identified and implemented initiatives that will generate 75% of the approximately $5.0 million targeted savings, with around 30% already being reflected in the results as of November 30, 2015.

management discussion and analysis of the financial situation and operating results

Direct to Consumer (DTC) Initiative Launched in Canada

In October, Neptune launched a DTC initiative in Canada, with the introduction of OCEANO3TM, a new product containing our premier krill oil, NKO®. OCEANO3TM is available exclusively online and is also being offered to our business to business (B2B) customers looking for a turnkey solution. This e-commerce solution is consistent with Neptune’s strategy to move up the value chain and get closer to the consumer through value added solutions. It also allows Neptune to effectively open up a window into consumer buying behaviours, without disrupting Neptune’s B2B customers.

Human Resources

Neptune, along with Acasti, currently employs 127 employees.

On April 29, 2015, Neptune announced the departure of Mr. André Godin as Chief Financial Officer of the Corporation. On August 5, 2015, Neptune and Acasti announced the appointment of Mario Paradis as Chief Financial Officer, starting August 24, 2015.

On August 28, 2015 the parties reached an agreement on the composition of the bargaining unit limited to the production employees (approximately 20-25 employees). The management is of the view that the certification will have no impact on Neptune’s operations and at its Sherbrooke plant.

Patents and License Agreements

On March 23, 2015, Neptune announced that the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351) and triggering royalty payments from Aker and Enzymotec to Neptune. On December 17, 2013 and April 27, 2014, Neptune had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US.

On April 23, 2015, both Aker and Enzymotec filed a request with the same PTAB for a rehearing. On July 10, 2015, Neptune announced that the PTAB of the USPTO had denied Aker and Enzymotec’s (collectively the “Petitioner”) request for a rehearing of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351). Based on their review of Aker and Enzymotec’s petition, the PTAB highlighted that the Petitioner has not shown that the PTAB misapprehended or overlooked any matter, thus reconfirming the validity of the specific Neptune claims.

On September 9, 2015, Aker and Enzymotec appealed the PTAB’s decision of March 23, 2015. Once the appeal is docketed by the US Federal Court of Appeals, the parties will have 60 days to file their Opening Briefs with the Court. Neptune has also filed a notice of appeal. No trial date has been set.

On May 15, 2015, Neptune filed a Complaint in the United States District Court for the Southern District of New York against Aker Biomarine AS, Aker Biomarine Antarctic USA, Inc. and Aker Biomarine Antarctic AS. Neptune is requesting a judgment against the Defendants declaring, amongst other things, that they must pay ongoing royalties on sales of Krill Oil Based Products made on or after March 23, 2015. On September 15, 2015, Aker filed its Answer and Counterclaim. No trial date has been set.

Under the terms of the settlement agreement with Enzymotec entered into on April 27, 2014, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that all claims in Neptune Australian patents are patentable and this re-examination is now completed. On July 28, 2015, Enzymotec filed a second request for re-examination against the same patent, which was rejected in whole by the Australian patent office in early September 2015, confirming again the validity of Neptune’s Australian composition patent AU 2002322233. Enzymotec filed a third (rejected) and fourth request (still pending) for re-examination in Australia in September and October. Despite Enzymotec’s attempts, royalties are owed to Neptune on sales in Australia since April 27, 2014. No such royalty amount has been recognized in Neptune’s financial statements of the three-month and nine-month periods ended November 30, 2015. Neptune is working on recovering the royalties owed from Enzymotec.

management discussion and analysis of the financial situation and operating results

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

The U.S. Food and Drug Administration (FDA) have been providing Acasti with guidance and recommendations regarding next steps in the clinical development of CaPre®. Acasti is incorporating these comments into its development plan to be better aligned with current FDA views on CaPre® and to ensure it is well positioned to move towards regulatory approval. Working with several leading experts in pharmaceutical drug development, Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and conduct a pivotal bioavailability bridging study, comparing CaPre®  to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase 3 trial. The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug. In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a New Drug Application (NDA) submission. The 505(b)(2) application also enables regulatory submission of a New Chemical Entity (NCE) approval when some part of the data application is derived from studies not conducted by the applicant.

The finalization and execution of Acasti’s comprehensive development plan and definitive Phase 3 program, overall costs and timelines are contingent upon FDA review and direction. Acasti has recently received an encouraging response from the FDA on CaPre® clinical development program. With this endorsement, Acasti has submitted an amendment to its current Investigational New Drug (IND) application to commence a bioavailability bridging study, while continuing to work closely with the FDA to ensure Acasti is aligned with their views on Capre® clinical development.

The Phase 3 clinical trial will be conducted in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase 3 clinical trial. An SPA is a declaration from the FDA that the Phase 3 protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase 3 clinical trial.

Onemia®

During the three-month period ended November 30, 2015, Acasti continued its activities in the U.S. for its medical food Onemia® in order for physicians to initiate or continue their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. However, Acasti has determined that full realization of Onemia® as a leading medical food requires significant additional investment in sales and marketing. This would detract Acasti from focusing its energy and resources on the development of CaPre®. Acasti expects ongoing sales of Onemia® to be at thresholds similar to recent quarters and Acasti will be exploring strategic alternatives for Onemia®, including licensing opportunities.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

NeuroBioPharm Inc.

Following the Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBio on February 20, 2015, the corporation became a non-operating entity.

management discussion and analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month and nine-month periods ended November 30, 2015 and 2014. The information has been derived from the unaudited consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2015 and 2014 and the notes thereto, prepared in accordance with IFRS as issued by IASB.

(Expressed in thousands of dollars, except per share data)

(Unaudited)	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014
	$	$	$	$
Total revenues	5,520	4,735	12,602	11,049
Adjusted EBITDA[1]	(2,554)	(4,315)	(10,826)	(22,962)
Net (loss) income	(2,928)	74	(10,450)	(19,143)
Net loss attributable to equity holders
of the Corporation	(1,776)	(1,333)	(8,085)	(18,740)
Basic and diluted loss per share	(0.02)	(0.02)	(0.11)	(0.25)

Total assets			86,542	110,363
Working capital[2]			28,036	49,751
Total equity			63,625	82,937
Non-current financial liabilities			11,714	16,032

Key ratios (% of total revenues):
Gross margin	30%	9%	12%	(27%)
Selling expenses	10%	14%	14%	21%
General and administrative expenses	53%	63%	66%	151%
Research and development expenses	31%	55%	41%	72%
Adjusted EBITDA	(46%)	(91%)	(86%)	(208%)
[1]	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net (loss) income is presented below.
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

RECONCILIATION OF NET (LOSS) INCOME TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

(Expressed in thousands of dollars)

	Three-month periods ended November 30		Nine-month periods ended November 30
	2015	2014	2015	2014
	$	$	$	$
Net (loss) income	(2,928)	74	(10,450)	(19,143)
Add (deduct):
Depreciation and amortization	620	583	1,831	1,120
Finance costs	341	343	1,065	537
Finance income	(528)	(6,247)	(3,333)	(9,928)
Stock-based compensation	441	932	1,285	4,207
Insurance recoveries	(500)	-	(1,224)	-
Income taxes	-	-	-	245
Adjusted EBITDA	(2,554)	(4,315)	(10,826)	(22,962)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(Expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data are presented below.

	November 30,	August 31,	May 31,	February 28,
	2015	2015	2015	2015
	$	$	$	$
Total Revenues	5,520	4,378	2,704	4,021
Adjusted EBITDA[1]	(2,554)	(3,104)	(5,168)	(9,964)
Net loss	(2,928)	(2,557)	(4,966)	(10,679)
Net loss attributable to equity holders of the Corporation	(1,776)	(1,875)	(4,434)	(9,220)
Basic and diluted loss per share	(0.02)	(0.02)	(0.06)	(0.12)

	November 30,	August 31,	May 31,	February 28,
	2014	2014	2014	2014
	$	$	$	$
Total Revenues	4,735	2,623	3,691	3,665
Adjusted EBITDA[1]	(4,315)	(12,875)	(5,772)	(2,711)
Net income (loss)	74	(14,848)	(4,368)	(1,327)
Net loss attributable to equity holders of the Corporation	(1,333)	(12,725)	(4,683)	192
Basic and diluted loss per share	(0.02)	(0.17)	(0.06)	0.00

[1]	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net (loss) income is presented above.

management discussion and analysis of the financial situation and operating results

The net loss of the quarter ended November 30, 2015 includes a gain resulting from the change in fair value of the derivative warrant liability of $343 and other income from insurance recoveries of $500. The net loss of the quarter ended August 31, 2015 includes unallocated production overheads due to lower than expected level of production of $441, inventory write-down of $945 and reversal of write-down on inventory of $1,406. The net loss of the quarter ended May 31, 2015 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $1,653 and also includes unallocated production overheads due to lower than expected level of production of $1,733.

The net loss of the quarter ended February 28, 2015 includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material, a bad debt expense of $592 and a loss resulting from the change in fair value of the derivative warrant liability of $681. The net income of the quarter ended November 30, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $5,043. The net loss of the quarter ended August 31, 2014 includes incremental costs due to plant ramp-up of $2,658, inventory write-down of $2,063, a loss resulting from the change in fair value of the derivative warrant liability of $308 and a bad debt expense of $1,246 related to one significant customer. The net loss of the quarter ended May 31, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $4,485 and also of other income from royalty settlement of $1,634.

The net loss of the quarter ended February 28, 2014 includes insurance recoveries of $5,594 and costs related to the plant explosion of $899.

SEGMENT DISCLOSURES

Following the Plan of Arrangement providing for the acquisition by Neptune of all the issued and outstanding shares of NeuroBio on February 20, 2015, NeuroBio became a non-operating entity and the Corporation has therefore two reportable operating segments: the first involves the production and commercialization of nutraceutical products (Neptune) and the second is the development and commercialization of medical food and pharmaceutical products for cardiovascular diseases (Acasti).

For the three-month and nine-month periods ended November 30, 2015, all revenues were generated by the nutraceutical segment, with the exception of some minor sales of Acasti’s medical food product, Onemia®. The continuity of all operations of the consolidated group is presently supported by Neptune’s revenues and financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for its medical food product, Onemia®, while Phase II clinical trials for its prescription drug candidate, CaPre®, were completed in order to move to the next step of its development (Phase III).

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and they are generating gross margins that are still lower than those seen prior to the plant incident on November 8, 2012. In the case of Acasti, commercialization of its medical food product is underway and it is presently not generating a significant amount of revenue.

The consolidated cash flows are explained in a following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

(Expressed in thousands of dollars)

The following tables show selected financial information by segments (net of inter segment eliminations):

Three-month period ended November 30, 2015

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Total
	$	$	$
Total revenues	5,515	5	5,520
Adjusted EBITDA	(565)	(1,989)	(2,554)
Net loss	(1,317)	(1,611)	(2,928)
Total assets	71,149	15,393	86,542
Working capital	14,892	13,144	28,036

Adjusted EBITDA calculation
Net loss	(1,317)	(1,611)	(2,928)
add (deduct):
Depreciation and amortization	600	20	620
Finance costs	340	1	341
Finance income	(85)	[1](443)	[2](528)
Stock-based compensation	397	44	441
Insurance recoveries	(500)	-	(500)
Adjusted EBITDA	(565)	(1,989)	(2,554)

1 Including change in fair value of derivatives of ($355).

2 Including change in fair value of derivatives of ($343).

Three-month period ended November 30, 2014

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	4,706	29	-	4,735
Adjusted EBITDA	(1,957)	(2,081)	(277)	(4,315)
Net (loss) income	(3,241)	3,611	(296)	74
Total assets	88,343	21,080	940	110,363
Working capital	29,458	19,493	800	49,751

Adjusted EBITDA calculation
Net (loss) income	(3,241)	3,611	(296)	74
add (deduct):
Depreciation and amortization	580	3	-	583
Finance costs	342	1	-	343
Finance income	[1](270)	[2](5,977)	-	[3](6,247)
Share-based compensation	632	281	19	932
Adjusted EBITDA	(1,957)	(2,081)	(277)	(4,315)

1 Including change in fair value of derivatives of ($168).

2 Including change in fair value of derivatives of $5,211.

3 Including change in fair value of derivatives of $5,043.

management discussion and analysis of the financial situation and operating results

Nine-month period ended November 30, 2015

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Total
	$	$	$
Total revenues	12,585	17	12,602
Adjusted EBITDA	(5,493)	(5,333)	(10,826)
Net loss	(7,880)	(2,570)	(10,450)
Total assets	71,149	15,393	86,542
Working capital	14,892	13,144	28,036

Adjusted EBITDA calculation
Net loss	(7,880)	(2,570)	(10,450)
add (deduct):
Depreciation and amortization	1,790	41	1,831
Finance costs	[1]1,062	3	[1]1,065
Finance income	[2](325)	[3](3,008)	[4](3,333)
Stock-based compensation	1,084	201	1,285
Insurance recoveries	(1,224)	-	(1,224)
Adjusted EBITDA	(5,493)	(5,333)	(10,826)

1 Including change in fair value of derivatives of $66.

2 Including change in fair value of derivatives of $67.

3 Including change in fair value of derivatives of ($2,087).

4 Including change in fair value of derivatives of ($2,020).

Nine-month period ended November 30, 2014

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	10,957	92	-	11,049
Adjusted EBITDA	(15,853)	(6,222)	(887)	(22,962)
Net (loss) income	(20,299)	2,419	(1,263)	(19,143)
Total assets	88,343	21,080	940	110,363
Working capital	29,458	19,493	800	49,751

Adjusted EBITDA calculation
Net (loss) income	(20,299)	2,419	(1,263)	(19,143)
add (deduct):
Depreciation and amortization	1,111	9	-	1,120
Finance costs	534	3	-	537
Finance income	[1]121	[2](10,049)	-	[3](9,928)
Share-based compensation	2,435	1,396	376	4,207
Income taxes	245	-	-	245
Adjusted EBITDA	(15,853)	(6,222)	(887)	(22,962)

1 Including change in fair value of derivatives of $(307).

2 Including change in fair value of derivatives of $9,527.

3 Including change in fair value of derivatives of $9,221.

management discussion and analysis of the financial situation and operating results

OPERATING RESULTS

(All figures in the section are expressed in thousands of dollars)

Revenues

Total revenues for the three-month period ended November 30, 2015 amounted to $5,520, representing an increase of 17% compared to $4,735 for the three-month period ended November 30, 2014. Total revenues for the nine-month period ended November 30, 2015 amounted to $12,602, representing an increase of 14% compared to $11,049 for the nine-month period ended November 30, 2014. Revenues from sales for the three-month and nine-month periods ended November 30, 2015 were largely generated from sales of NKO®. Revenues from sales for the three-month and nine-month periods ended November 30, 2014 were largely generated from sales of krill oil acquired by the Corporation through the non-exclusive krill oil manufacturing and supply agreement with an oil producer.

Total revenues for the nine-month period ended November 30, 2015 include recognition of $270 of deferred royalty revenues representing the non-refundable payments under a partnership agreement.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended November 30, 2015 amounted to $1,651 compared to $439 for the same period in 2014. Gross margin for the nine-month period ended November 30, 2015 amounted to $1,503 compared to ($2,960) for the same period in 2014. The increase in gross margin for the three-month period ended November 30, 2015 compared to last year's corresponding period was primarily due to reduction of production costs compared to plant ramp-up costs that occurred in the three-month period ended November 30, 2014 for $854.

The increase in gross margin for the nine-month period ended November 30, 2015 compared to last year's corresponding period was primarily due to the plant ramp-up costs that occurred in the nine-month period ended November 30, 2014 for $3,512 compared to unallocated production overheads due to lower than expected level of production of $2,174 for the nine-month period ended November 30, 2015. The increase in gross margin is also attributable to the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the nine-month period ended November 30, 2015 compared to an inventory write-down of $2,063 for the last year’s corresponding period.

Other income

Amounts of $500 and $1,224 were respectively recognized during the three-month and nine-month periods ended November 30, 2015 for insurance recoveries related to the 2012 plant explosion.

An amount of $1,634 was recognized during the nine-month period ended November 30, 2014 for royalty settlement as a result of negotiations with third parties to settle infringement of the Corporation’s intellectual property cases.

Research and Development (R&D) Expenses

R&D expenses amounted to $1,808 in the three-month period ended November 30, 2015 compared to $2,626 for the corresponding period in 2014, a decrease of $818 compared to the same period in 2014. R&D expenses amounted to $5,281 in the nine-month period ended November 30, 2015 compared to $8,010 for the corresponding period in 2014, a decrease of $2,729 compared to the corresponding period in 2014.

The decrease of $818 in the three-month period ended November, 2015 is mainly attributable to a decrease in R&D expenses in the cardiovascular segment for an amount of $339 and a decrease in patent maintenance fees of $402 due to re-examination fees of certain patents that occurred in the three-month period ended November 30, 2014. The decrease of $2,729 in the nine-month period ended November 30, 2015 is mainly attributable to a decrease in salaries and benefits of $93, a decrease in stock-based compensation expense of $374, a decrease in R&D expenses in the cardiovascular segment for an amount of $998, a decrease in patent maintenance fees of $756 due to re-examination fees of certain patents that occurred in the nine-month period ended November 30, 2014 and a decrease in impairment loss related to intangible assets of $167.

management discussion and analysis of the financial situation and operating results

Selling expenses

Selling expenses amounted to $540 in the three-month period ended November 30, 2015 compared to $682 for the corresponding period in 2014. Selling expenses amounted to $1,785 in the nine-month period ended November 30, 2015 compared to $2,277 for the corresponding period in 2014.

The decrease in selling expenses for the three-month period ended November 30, 2015 is mostly attributable to a decrease in marketing expenses related to a special event that occurred last year. The decrease in selling expenses for the nine-month period ended November 30, 2015 is also mostly attributable to a decrease in marketing expenses as mentioned above.

General and Administrative (G&A) Expenses

G&A expenses amounted to $2,919 in the three-month period ended November 30, 2015 compared to $2,961 for the corresponding period in 2014, a decrease of $42 compared to the corresponding period in 2014. G&A expenses amounted to $8,380 in the nine-month period ended November 30, 2015 compared to $16,675 for the corresponding period in 2014, a decrease of $8,295 compared to the corresponding period in 2014.

The decrease of $8,295 in the nine-month period ended November 30, 2015 compared to last year's corresponding period is mainly attributable to a decrease in salaries, benefits and severance of $825, a decrease in stock-based compensation expense of $2,499, a decrease in professional and legal fees of $246 incurred in defending the Corporation’s patents, a decrease in training costs of $790 incurred for new employees before the restart of the plant in 2014 and a decrease in bad debt expenses of $1,995 recognized in 2014 related to one significant customer of the Corporation. The decrease is also attributable to the reallocation of plant expenses that are now recorded in the cost of sales. As the plant was not re-opened at that time, storage costs of $826 and other expenses related to the plant of $842 were included in general and administration expenses for the nine-month period ended November 30, 2014.

Finance Income

Finance income amounted to $528 in the three-month period ended November 30, 2015 compared to $6,247 for the corresponding period in 2014, representing a decrease of $5,719. Finance income amounted to $3,333 in the nine-month period ended November 30, 2015 compared to $9,928 for the corresponding period in 2014, representing a decrease of $6,595.

The decrease of $5,719 in the three-month period ended November 30, 2015 is attributable to the foreign exchange gain of $162 recorded in the three-month period ended November 30, 2015 compared to $1,164 in the three-month period ended November 30, 2014. The decrease is also attributable to the revaluation of the warrant liabilities related to Acasti’s public offering warrants 2014 for which a change in fair value gain of $343 was recorded in the three-month period ended November 30, 2015 compared to $5,043 in the three-month period ended November 30, 2014.

The decrease of $6,595 in the nine-month period ended November 30, 2015 is mainly attributable to the revaluation of the warrant liabilities related to Acasti’s public offering warrants 2014 for which a change in fair value gain of $2,020 was recorded in the nine-month period ended November 30, 2015 compared to $9,221 in the nine-month period ended November 30, 2014. This decrease is partially offset by a foreign exchange gain of $1,249 recorded in the nine-month period ended November 30, 2015 compared to a foreign exchange gain of $579 in the nine-month period ended November 30, 2014. The foreign exchange gain recorded in the three-month and nine-month periods ended November 30, 2015 is attributable to the devaluation of the Canadian dollar over the US dollar mainly on cash and short-term investment denominated in US dollars held by the Corporation.

Finance Costs

Finance costs amounted to $341 in the three-month period ended November 30, 2015 compared to $343 for the corresponding period in 2014, a decrease of $2 compared to the same period in 2014. Finance costs amounted to $1,065 in the nine-month period ended November 30, 2015 compared to $537 for the corresponding period in 2014, an increase of $528 compared to the same period in 2014.

The increase of $528 in the nine-month period ended November 30, 2015 is mainly attributable to the increase in interest charge on loans and borrowings of $462.

management discussion and analysis of the financial situation and operating results

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA increased by $1,761 for the three-month period ended November 30, 2015 to ($2,554) compared to ($4,315) for the three-month period ended November 30, 2014. Adjusted EBITDA increased by $12,136 for the nine-month period ended November 30, 2015 to ($10,826) compared to ($22,962) for the nine-month period ended November 30, 2014.

The improvement of the adjusted EBITDA of $1,761 for the three-month period ended November 30, 2015 is mainly attributable to the increase in gross margin for the three-month period ended November 30, 2015 compared to last year's corresponding period due to reduction of production costs compared to plant ramp-up costs that occurred in the three-month period ended November 30, 2014 for $854. The improvement of the adjusted EBITDA for the three-month period ended November 30, 2015 is also attributable to a decrease in selling expenses of $150 and in R&D expenses of $741.

The improvement of the adjusted EBITDA of $12,136 for the nine-month period ended November 30, 2015 is mainly attributable to an increase in revenues from sales of $1,518, to a decrease in selling expenses of $428, in G&A expenses of $3,856 and in R&D expenses of $2,014. The improvement of the adjusted EBITDA for the nine-month period ended November 30, 2015 is also attributable to plant ramp-up costs that occurred in the nine-month period ended November 30, 2014 for $3,512 compared to unallocated production overheads due to lower than expected level of production of $2,174 for the nine-month period ended November 30, 2015. Additionally, the adjusted EBITDA is impacted by the reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the nine-month period ended November 30, 2015 compared to an inventory write-down of $2,063 for the last year’s corresponding period.

Net Loss

The Corporation realized a consolidated net loss for the three-month period ended November 30, 2015 of ($2,928) compared to a net income of $74 for the three-month period ended November 30, 2014, an increase of $3,002 compared to the same period in 2014. The Corporation realized a consolidated net loss for the nine-month period ended November 30, 2015 of ($10,450) compared to ($19,143) for the nine-month period ended November 30, 2014, a decrease of $8,693 compared to the same period in 2014.

The increase in the consolidated net loss of $3,002 for the three-month period ended November 30, 2015 is mainly attributable to the decrease in finance income of $5,719 partially offset by the same reasons stated above for the improvement of the adjusted EBITDA for the three-month period ended November 30, 2015, by a decrease in stock-based compensation expense of $490 and by insurance recoveries of $500 recorded in the three-month period ended November 30, 2015.

The decrease in the consolidated net loss of $8,693 for the nine-month period ended November 30, 2015 is mainly attributable to the same reasons stated above for the improvement of the adjusted EBITDA for the nine-month period ended November 30, 2015. This decrease is also attributable to a decrease in stock-based compensation expense of $2,923 offset by a decrease in finance income of $6,595.

LIQUIDITY AND CAPITAL RESOURCES

(All figures in the section are expressed in thousands of dollars)

Operating Activities

During the nine-month period ended November 30, 2015, the operating activities generated a decrease in cash of $7,670, compared to a decrease of $15,712 for the nine-month period ended November 30, 2014. The decrease in cash flows used in operating activities for the nine-month period ended November 30, 2015 is mainly attributable to the decrease in net loss incurred after adjustments for non-cash items, as explained in the Adjusted EBITDA section above, offset by a large collection of other receivables in the comparative period and an increase of inventories in the comparative period.

Investing Activities

During the nine-month period ended November 30, 2015, except for the variation in the short-term investments, the cash flow used for investing activities was for acquisition of property, plant and equipment for $1,012 related to the plant in Sherbrooke, compared to acquisition of property, plant and equipment of $16,376 for the reconstruction of the plant during the nine-month period ended November 30, 2014.

management discussion and analysis of the financial situation and operating results

Financing Activities

During the nine-month period ended November 30, 2015, the financing activities generated a decrease in cash of $660 mainly due to interest paid of $663. During the nine-month period ended November 30, 2014, the financing activities generated an increase in cash of $36,526 mainly due to proceeds from public offering of $29,505, proceeds from private placement of $2,253 and proceeds from financing of $4,429.

At November 30, 2015, the Corporation’s liquidity position, consisting of cash and short-term investments, was $19,162. Of this amount, $14,100 are Acasti’s funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to Neptune.

The Corporation has no committed undrawn financing.

The Corporation had negative cash flows from operating activities in the nine-month period ended November 30, 2015 of $7.7 million.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the successful implementation of a company-wide initiative to drive efficiencies and heighten operating performance, along with the ability to achieve stronger revenues in line with higher production levels.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiary is subject to a number of risks associated with the successful development of new products and its marketing, the conduct of clinical studies and its results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiary will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, the Corporation’s subsidiary plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiary will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiary to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at November 30, 2015 compared to February 28, 2015 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments
Cash	5,555	Refer to “liquidity and capital resources”
Short-term investments	(14,019)	Maturity of investments
Trade and other receivables	(811)	Receipt of accounts receivables payments
Tax credits receivable	(1,679)	Receipt of tax credits on equipment acquisitions and eligible R&D expenses
Inventories	(436)	Production at the plant net of inventories shipped to customers
Property, plant and equipment	(918)	Costs related to plant net of depreciation
Trade and other payables	(1,214)	Repayments of accounts payables
Advance payments and deferred revenues	(322)	Recognition of deferred revenues
Derivative warrant liability	(2,020)	Change in fair value of warrants

See the statement of changes in equity for details of changes to the equity accounts from February 28, 2015.

management discussion and analysis of the financial situation and operating results

RELATED PARTY TRANSACTIONS

(Expressed in thousands of dollars)

Transactions with key management personnel:

For the three-month and nine-month periods ended November 30, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to nil and $30 (nil in 2014), respectively. As at November 30, 2015, the balance due to this corporation amounts to nil ($50 as at February 28, 2015). This amount was presented in the consolidated statements of financial position under “trade and other payables”. These consulting services ended in August 2015 when the CFO was appointed.

For the three-month and nine-month periods ended November 30, 2015, a corporation controlled by a member of the Board of Directors rendered consulting services amounted to $49 (nil in 2014). As at November 30, 2015, the balance due to this corporation amounts to nil. The Corporation granted 75,000 DSUs during the nine-month period ended November 30, 2015 in compensation for consulting services to be rendered by a member of the Board of Directors. Stock-based compensation recognized under this plan amounted to $95 and $129 for the three-month and nine-month periods ended November 30, 2015.

Refer to note 19 of the consolidated interim financial statements for related party disclosures related to key management personnel compensation.

SUBSEQUENT EVENT

On January 7, 2016, the Corporation announced the acquisition of Montreal based, privately held, Biodroga Inc. for CDN $15 million in a combination of cash and stock. Biodroga is a leading solution provider of omega-3’s and other functional ingredients to branded marketers in the nutraceutical industry, primarily in North America. Their customized product offerings primarily include omega-3’s, along with other essential nutritional ingredients that are used in specialty formulations. Biodroga develops and distributes these solutions as turnkey finished supplements that are ready for sale, primarily as softgel capsules and liquids. The business combination is highly complementary and further positions Neptune for success, by adding a new growth vehicle in a significantly larger addressable market.

Under the terms of the purchase agreement, Neptune acquired 100% of the issued and outstanding shares of Biodroga for CDN $15 million, consisting of $7.5 million paid in cash at closing, an additional cash consideration of $3.75 million bearing interest and payable over a period of three years and $3.75 million worth of Neptune common shares issued at closing, representing 2,575,017 shares. These shares are restricted and will be released over a period of three years.This represents a transaction multiple of approximately 5X trailing twelve months EBITDA.

Neptune funded the cash portion of the purchase price payable at closing through a recently secured $7.5 million bank loan, in addition a revolving line of credit of $1.8 million is available to support Biodroga’s growth. As part of the borrowing arrangements for this transaction, Neptune invested $1 million of cash in the capital of Biodroga, which shall be considered as restricted cash until released by the Bank. In addition, the Corporation, through its subsidiary Acasti, has granted to the Bank a limited recourse pledge in the amount of $2.0 million. Consequently, the corresponding amount shall be considered as restricted cash until released by the Bank.

In connection with the completion of the above transaction, Neptune and Acasti have also entered into a distribution and commercialization agreement for Onemia®, a medical food of Acasti, pursuant to which Acasti will receive a royalty payment of 17.5% on net sales made by Neptune.

The Corporation is presently in the process of establishing the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business.

management discussion and analysis of the financial situation and operating results

CONTROLS AND PROCEDURES

Changes in internal control over financial reporting (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the CEO and the CFO that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended November 30, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at January 12, 2016, the total number of common shares issued by the Corporation and outstanding is 77,941,798 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 1,131,531 Neptune warrants, 4,917,400 Neptune options, 11,250 Neptune restrictive share units and 75,000 Neptune deferred share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 319,350 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation) and 161,654 Series 9 warrants, 500,063 options and 1,125 restrictive share units outstanding at this date. Each Series 9 warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury to Acasti.